SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated February 2, 2015 filed by the Company with the Comisión Nacional de Valores, Mercado de Valores de Buenos Aires S.A through the Bolsa de Comercio de Buenos Aires and the Mercado Abierto Electronica S.A.

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated February 2, 2015, the Company has reported that it has approved to make an additional investment in IDBD Development Corporation Ltd. ("IDBD") of up to USD 105 million, in order to suscribe of new shares and warrants convertible into shares, which will be offered in a new rights offering in accordance with the terms and conditions of the prospectus published in the Tel Aviv Stock Exchange on January 19, 2015.

This suscription will be made through our wholly owned subsidiary Tyrus S.A. ("Tyrus"). This suscription will give rights to receive additional shares of Dolphin Fund Ltd. ("Dolphin") and/or in Dolphin Fund II ("Dolphin II"), and/or in some controlled subsidiaries. IRSA will only pay the proportionally expenses  related to maintain its investment.

Furthermore and in accordance with the Chapter III of the Rules of the Comisión Nacional de Valores the Company has requested the opinion of the Audit Committee for the aforementioned transaction; in that sense the Audit Committee has issued an opinion without any objections.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 2, 2015